GulfMark Offshore Reports
First Quarter 2004 Results

     HOUSTON - April 30, 2004 - GulfMark Offshore, Inc. (Nasdaq:GMRK) today announced a net loss for the first quarter of 2004 of $3.9 million, or $0.19 per share (diluted), on revenues of $31.6 million. This compares to net loss of $3.3 million, or $0.16 per share (diluted), on revenues of $28.3 million in the first quarter of 2003.

     Bruce Streeter, President and COO of the Company, said, "We had anticipated that the first quarter of 2004 would not be much different than the first quarter of 2003, and operating income was actually a little better this year than last. In the first quarter of 2003, we had one of our vessels working the entire quarter on the Prestige incident off the coast of Spain at an attractive dayrate, while this year the vessel was idle. In addition, we have mobilized several ships to different areas and absorbed the costs while better positioning the vessels for the coming periods. As in past years we have adjusted dry dock schedules to better position vessels to the market, completing the drydocking of four vessels and starting a fifth during the quarter. Modifications were completed on the Highland Warrior to prepare the vessel for the long term contract in Brazil later in the year.

     We have recently had a number of extensions of contracts in Southeast Asia and seen several seasonal contracts for some of our North Sea equipment as well as a long haul towage contracts for two of the new anchor handlers. The spot market conditions in the North Sea have been difficult and despite a number of positive signs there was no discernable improvement in the first quarter. Our focus continues to be on expanding our presence in various markets including Southeast Asia and Brazil, where we believe we have a competitive advantage in obtaining term work at acceptable day rates."

     Revenues of $31.6 million for the first quarter of 2004 were $3.3 million above the same quarter one year ago and $2.6 million lower than the fourth quarter of 2003. The primary reason for the $3.3 million increase from 2003 was revenue from the four newbuild vessels delivered in 2003 and the North Crusader contract in Brazil, partially offset by the return of a bareboat chartered vessel in Brazil. The variance of $2.6 million from the fourth quarter of 2003 was due primarily to lower average dayrates and utilization in the North Sea and the sale of the St. Rognvald ferry vessel, partially offset by the effects of stronger currencies in the U.K. and Norway.

     Operating income of $0.8 million for the first quarter of 2004 was $0.4 million better than the first quarter in 2003 but $3.7 million lower than the fourth quarter of 2003. The increase over the first quarter of 2003 was due primarily to the full quarter impact from the new vessel deliveries in 2003 while the decrease from the fourth quarter of 2003 was attributable to the impact of lower utilization and dayrates in the North Sea. Direct operating costs increased to $18.6 million, which was $2.7 million higher than the same quarter of 2003 and $0.2 million less than the fourth quarter of 2003. The variance from one year ago is due principally to the increased number of vessels, $2.1 million, and the effects of stronger currencies in the U.K. and Norway, $1.0 million. The decrease in the first quarter

GulfMark Offshore, Inc.
Press Release
April 29, 2004

of 2004 from the last quarter of 2003 was due principally to the sale of the St. Rognvald partially offset by the full quarter's cost from operation of the new anchor handler delivered in December of 2003. Depreciation and amortization expense increased to $8.2 million in the quarter reflecting the newbuild deliveries and the impact of stronger currencies in the U.K. and Norway.

     At March 31, 2004, the Company had working capital of $21.0 million, including $12.8 million in cash. During the first quarter of 2004, the Company's $100 million credit facility remained the same as at December 31, 2003, at GBP48.3 million or $89.0 million, an exchange rate of 1.8437.

     GulfMark will hold a conference call to discuss the first quarter earnings with analysts, investors and other interested parties at 9:00 A.M. EDT/8:00 A.M. CDT on Friday, April 30, 2004. Those interested in participating in the conference call should call 888/273-9885 (612/332-0820, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.vcall.com. A replay will be available after the conference call at 12:30 P.M. EDT on April 30, 2004 through May 2, 2004 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 728943.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-three (53) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
April 29, 2004

OPERATING RESULTS
(in 000's except per share amounts)

	Three Months Ended March 31,
	------------------------------------------
	2004	2003
	-----------------	-----------------

Revenues	$31,559	$28,271
Direct operating expenses	18,615	15,943
Bareboat charter expense	837	2,456
General and administrative expenses	3,076	2,757
Depreciation and amortization	8,212	6,725
	-----------------	-----------------
Operating Income	819	390

Interest expense, net of interest income	(4,140)	(3,430)
Minority interest	30	61
Other	(95)	(432)
	-----------------	-----------------

Loss before income taxes	(3,386)	(3,411)
Income tax (provision) benefit	(473)	152
	-----------------	-----------------
Net loss	$(3,859)	$(3,259)
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BASIC LOSS PER SHARE:
NET LOSS	$(0.19)	$(0.16)
	==========	==========

DILUTED LOSS PER SHARE:
NET LOSS	$(0.19)	$(0.16)
	==========	==========

Weighted average common shares	19,933	19,908
Weighted average diluted common shares	19,933	19,908

Revenue By Region (000's)
North Sea based fleet	$22,579	$21,037
Southeast Asia based fleet	4,566	3,625
Brazil based fleet	4,414	3,609

Rates Per Day Worked
North Sea based fleet	$10,400	$10,679
Southeast Asia based fleet	5,046	5,272
Brazil based fleet	12,600	10,449

Overall Utilization %
North Sea based fleet	73.8%	76.7%
Southeast Asia based fleet	86.5%	66.5%
Brazil based fleet	97.0%	98.1%

Average Owned or Chartered
North Sea based fleet	31.0	29.1
Southeast Asia based fleet	12.0	12.0
Brazil based fleet	4.0	4.0
	-----------------	-----------------
Total	47.0	45.1
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